EXHIBIT 99.1

Foremost Clean Energy Reports Significant Increase in Uranium Grade from Assays Received for Recent Discovery at its Hatchet Lake Project

VANCOUVER, British Columbia, Oct. 29, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to report final geochemical assay results from its highly successful 2025 winter drill program at its Hatchet Lake Uranium Property ("Hatchet"), located in the eastern Athabasca Basin region of northern Saskatchewan (figure 1). Previously reported results were derived from preliminary radiometric equivalent grades from downhole probing. The final assays have resulted in a significant increase in the grade of the uranium mineralization reported for drill hole TF-25-16, which was the highlight from the 10-hole, 2,400-metre diamond drill program the Company completed earlier this year (see news release May 15, 2025).

Highlights

  Assay results confirm and elevate the potential from the uranium discovery previously reported from drill hole TF-25-16
  Assays return significant increase in highlight U3O8 grades
    0.87% U₃O₈ over 0.45 metres from 149.75 metres (previously estimated at 0.22% over 0.9 metres)
  Assay results indicate 6.2 metres (from 144.0 to 150.2 metres) of total mineralization with a grade of 0.10% U3O8, associated with broad alteration features and Graphitic Shear Zone indicating potential proximity to a larger mineralizing system.

Jason Barnard, Foremost’s President and CEO, commented: “This discovery at the Tuning Fork target on the Hatchet Lake Property is an incredibly exciting milestone for our Company. It is a direct result of our strategic relationship with Denison Mines Corp. (“Denison”) and their extensive past work which provided a sophisticated geological framework. The discovery hole, TF-25-16, was the first hole to test a 600-meter gap in historical drilling. The assay results have upgraded our expectations for this area, with a 6.2 metre zone of mineralization that is now headlined by a 0.45 metre interval of nearly 1% U3O8. Follow-up drilling indicates the presence of a fertile system with strong, structural and alteration controls typical of unconformity related deposits within the Athabasca Basin.

For our shareholders, this is a powerful validation of our entire strategy. It demonstrates the immense value of our alliance with Denison and the quality of the ten properties in our portfolio. We have proven our ability to make a discovery in one of the world's premier uranium districts, and we are now well positioned to aggressively follow up on this success.”

Figure 1. Hatchet Lake Regional Context Map

The assay results verify uranium mineralization previously identified by downhole radiometric logging (Tables 1 and 2) in TF-25-16 at the Tuning Fork target (see news release May 1, 2025) and RL-25-32 at the Richardson target (see news release May 15, 2025).

Tuning Fork Target

Assays from TF-25-16 confirm significant uranium mineralization corresponding with previously reported radiometric equivalent (“eU₃O₈”) values. The mineralization occurs at or just below the Athabasca unconformity and is associated with strong clay-hematite-chlorite alteration within graphitic shear zones—features characteristic of unconformity-related uranium systems.

Follow-up holes TF-25-17 and TF-25-18 (Figure 2) intersected strong hydrothermal alteration both above and below the mineralized interval in TF-25-16, and TF-25-20 extended the hydrothermal alteration at least 50 metres along strike to the northeast. The alteration features observed may indicate proximity to a larger mineralized system.

Drillholes TF-25-13 and TF-25-14 were drilled along an east west trending conductor in the Tuning Fork target area (figure 2) where numerous uranium anomalies have been noted, including 0.1% U3O8 over 1.0 metres from 183.0 to 184.0m in HL-10-01. TF-25-13 returned 2.5 metres of 0.03% U3O8 from 115.0m at the Athabasca unconformity. TF-25-14 returned anomalous values of pathfinder elements including 1.0m of 221 ppm Cr, 533 ppm Cu and 399 ppm Ni from 125.23m.

Drillhole TF25-15 targeted the far northern extent of the TF-25-16 discovery conductor where the EM response of the conductor weakens (Figure 2). TF-25-15 returned anomalous pathfinder element values of 0.5m1 of 167 ppm Cr from 134.1m.

Table 1 – Tuning Fork Geochemical Assay Results

Hole ID	From (m)	To (m)	Length (m)	Assay Results (U3O8)[1]	Previously Reported Preliminary Results (eU3O8)[2]
TL-25-16[3]	144.0	150.2	6.2	0.10	0.10[4]
	Includes[5]
	144.5	145.0	0.5	0.20	0.132[6]
	149.75	150.2	0.45	0.87	0.22[7]
TL-25-13[8]	115.0	117.5	2.5	0.03

1 Composite interval with 0.01% U3O8 cutoff grade and maximum 0.5m of internal dilution.
2 Radiometric equivalent grade, see Foremost Clean Energy News Release May 1, 2025.
3 TF-25-16 was drilled with an azimuth of 290° a dip of -68° located at 564393 E, 6484264N (NAD83 Zone 13).
4 eU3O8 reported over 6.5m from 144.5m.
5 Composite interval with 0.05% U3O8 cutoff grade and no internal dilution.
6 eU3O8 reported over 1.0m from 144.5m
7 eU3O8 reported over 0.9m from 146.9m
8 TF-25-13 was drilled with an azimuth of 350° a dip of -70° located at 566679 E, 6484837N (NAD83 Zone 13).

1 Saskatchewan Mineral Assessment File 64L05-0181

Figure 2. Tuning Fork Compilation Map

Richardson Target

At Richardson, final assay results from RL-25-32 returned uranium mineralization in two discrete intervals. The first was encountered immediately below the Athabasca unconformity, where assays returned 0.3m at 0.02% U3O8. A second interval was intersected in the underlying sub-Athabasca basement rocks, where the assays returned by 0.2m at 0.05% U3O8.

RL-25-31 was drilled on an underexplored section of the Richardson trend near Athabasca Basin margin (figure 3) and intersected 2.93m of 5,215 ppm Boron which is an important pathfinder element associated with unconformity-related uranium deposits.

Table 2 – Richardson Assay Results

Hole ID	From (m)	To (m)	Length (m)	Assay Results (U3O8)[9]	Previously Reported Preliminary Results (eU3O8)[10]
RL-25-32[11]	89.5	89.8	0.3	0.02	0.082[12]
	240.2	240.4	0.2	0.05	0.077[13]

1 Single continuous sample.
2 Radiometric equivalent grade, see Foremost Clean Energy News Release May 15 2025
3 RL-25-32 was drilled with an azimuth of 231° a dip of -62 ° located at 561826 E, 6503984N (NAD83 Zone 13)
4 eU3O8 reported over 0.2m from 89.94m.
5 eU3O8 reported over 0.2m from 239.54m.

Figure 3. Richard Trend Compilation Map

Next Steps

Foremost is currently integrating newly acquired geochemical, structural, and clay mineralogy data to refine vectors toward the potential source of the mineralization discovered during the winter 2025 drill program. Modelling of the VTEM conductor intersected by TF-25-16 is underway and is expected to provide Foremost a more accurate orientation of the strike and dip of the conductor to refine the geophysical interpretation and optimize follow-up drill targeting.

A ground gravity survey is planned for winter 2025-2026 over the SE extension of the Richardson trend over and extending beyond the Athabasca Basin margin. This survey seeks to outline gravity anomalies which may indicate the presence of hydrothermal alteration.

In connection with these additional investigations, the Company is developing exploration plans for a 2026 winter drill program to, which is expected to allow for significant follow up onf the 2025 winter drilling results.

Sampling, Analytical Methods and QA/QC

All drill core samples from the program, collected as NQ-sized core, were shipped in secure containment to the Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon, Saskatchewan for preparation, processing, and multi-element geochemical analysis. Analyses were completed by ICP-MS and ICP-OES using total (HF:HNO₃:HClO₄) and partial (HNO₃:HCl) digestions, with boron determined by fusion, and U₃O₈ wt% assays performed by ICP-OES using higher-grade uranium standards. Sample intervals were selected based on downhole radiometric equivalent uranium grades and handheld scintillometer (RS-125) readings, and typically consist of continuous half-core splits ranging from 0.2 to 0.5 metres over mineralized intervals. One half of the split core was retained for reference, and the other half submitted to the SRC for analysis.

All reported depths and intervals are drill hole depths and do not represent true thicknesses, which remain to be determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

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